Filed Pursuant to Rule 433
Dated February 8, 2011
Registration Statement No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM SUBORDINATED NOTES

(Subordinated Unsecured Fixed Rate Notes)

Investing in these notes involves risks. See “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission.

Issuer:	General Electric Capital Corporation

Security Type:	SEC Registered Subordinated Notes

Trade Date:	February 8, 2011

Settlement Date (Original Issue Date):	February 11, 2011

Maturity Date:	February 11, 2021

Principal Amount:	US $2,000,000,000

Price to Public (Issue Price):	99.647%

Agents Commission:	0.425%

All-in Price:	99.222%

Net Proceeds to Issuer:	US $1,984,440,000

Treasury Benchmark:	2.625% due November 15, 2020

Treasury Yield:	3.721%

Spread to Treasury Benchmark:	Plus 1.625%

Reoffer Yield:	5.346%

Interest Rate Per Annum:	5.300%

Interest Payment Dates:	Semi-annually on the 11th day of each February and August, commencing August 11th and ending on the Maturity Date

Day Count Convention:	30/360, Following Unadjusted

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Filed Pursuant to Rule 433
Dated February 8, 2011

Ranking and Subordination

The notes are unsecured and subordinated to “senior indebtedness” as defined in the Prospectus, dated January 23, 2009. As of September 30, 2010, the Issuer had outstanding (a) $2.2 billion (dollar equivalent) of subordinated notes, $2.1 billion of which have subordination terms substantially similar to the notes and (b) $7.2 billion of subordinated debentures that are junior to the subordinated notes and would have been subordinated to the notes. As of September 30, 2010, the Issuer had outstanding $277.3 billion of senior unsecured notes that would have been senior to the notes.

Limitation on Acceleration

Holders of the notes may accelerate the maturity of the notes only upon our bankruptcy, insolvency or reorganization and not as a result of our failure to pay interest or principal when due or upon the occurrence of another event of default.

Call Notice Period:	None

Put Dates (if any):	None

Put Notice Period:	None

CUSIP:	369622SM8

ISIN:	US369622SM84

Common Code:	059261428

Filed Pursuant to Rule 433
Dated February 8, 2011
Registration Statement No. 333-156929

Plan of Distribution:

The notes are being purchased by the underwriters listed below (collectively, the “Underwriters”), as principal, at 99.647% of the aggregate principal amount less an underwriting discount equal to 0.425% of the principal amount of the notes.

Institution	Commitment

Lead Managers:

Barclays Capital Inc.	$626,667,000

Citigroup Global Markets Inc.	$626,667,000

Goldman, Sachs & Co.	$626,666,000

Co-Managers:

Aladdin Capital LLC	$20,000,000

Blaylock Robert Van, LLC	$20,000,000

CastleOak Securities, L.P.	$20,000,000

Loop Capital Markets LLC	$20,000,000

Samuel Ramirez & Co., Inc.	$20,000,000

The Williams Capital Group, L.P.	$20,000,000

Total	$2,000,000,000

The Issuer has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 433
Dated February 8, 2011
Registration Statement No. 333-156929

Additional Information

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended in its entirety, as follows:

	Year Ended December 31,

2005	2006	2007	2008	2009	Nine Months Ended September 30, 2010

1.66	1.63	1.56	1.24	0.85	1.11

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the Issuer or the underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Citigroup Global Markets Inc. at (877) 858-5407, or Goldman, Sachs & Co. toll-free at (866) 471-2526.